Exhibit 99.1

PRESS RELEASE

For more information contact:
Investor Relations Jeff Corbin / Christopher Harrison KCSA Strategic Communications (212) 896-1214 / 1267 jcorbin@kcsa.com / charrison@kcsa.com
Tikcro Signs Research and License Agreement Regarding Cancer Immune Checkpoint Antibodies

Tel Aviv, Israel, December 30, 2014 – Tikcro Technologies Ltd. (OTC PK: TIKRF) today announced that it has entered into a research and license agreement with Yeda Research and Development Company Ltd., the technology transfer arm of the Weizmann Institute of Science in Israel. This agreement is for the development of new antibodies originating from specified research at the Weizmann Institute of Science addressing identified targets of cancer immune checkpoints.

Under the agreement, Tikcro will provide funding for further research at the Weizmann Institute of Science to develop certain antibodies selected and verified in pre-clinical trials. The antibodies may have high selectivity and binding qualities towards cancer immune checkpoints. Further research and development will be required to promote such antibodies as therapeutic candidates for immune modulation in oncology.

Tikcro, alone or through sub-licensees, will have the right to obtain the research results and to pursue development through commercialization. The license consideration due from Tikcro to Yeda includes royalties from net sales, sub-license fees and fixed fees linked to clinical and commercial sales milestones.

About Tikcro Technologies:

Tikcro supports early stage development projects in growth areas, with a focus on biotechnology.

For more information, visit Tikcro website at www.tikcro.com.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to our ability to raise financing and the risks related to early stage biotechnology projects, including, but not limited to, the development, testing, regulatory approval and commercialization, intellectual property rights, competition, exposure to lawsuits and dependence on key suppliers and personnel. Such risks and uncertainties are set forth in the Company's SEC reports, including the Company's Forms 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods.  We undertake no duty to update any forward-looking information.